UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 26, 2021

We hereby inform you as a Relevant Information Communication that in the context of IG4 Capital Infrastructure Investments LP (IG4) joining the company as a major individual shareholder, the Board of Directors has appointed Mr. André Mastrobuono as Chief Executive Officer of AENZA S.A.A., who will assume his role on October 1, 2021.

Mr. Mastrobuono will replace the current Chief Executive Officer, Mr. Luis Díaz Olivero, who will remain in the position until September 30, 2021 to ensure an orderly transition.

Mr. André Mastrobuono has extensive and successful experience as Chief Executive Officer of several companies, many of them in the process of transformation. He has served as Chief Executive Officer of Urbplan Desenvolvimento Urbano, Telemig Celular & Amazonia Celular, San Antonio Internacional, Santa Elisa Vale Bioenergia, Parmalat do Brasil S.A., among other companies.

The Board of Directors would like to thank Mr. Luis Díaz and congratulate him on the successful completion of his tenure. Luis Díaz was appointed CEO when the company was going through the worst crisis in its history, and has been able to lead its comprehensive transformation, including the signing of the Plea Agreement and the successful execution of the Financial Stabilization Plan that was presented to shareholders last year. His management allows us to look forward to an optimistic future for the company.

The new management will build on the current foundations, consolidating the transformation process initiated by the management of Mr. Luis Díaz and focusing on developing the positioning of AENZA as a regional engineering, infrastructure, real estate management and construction company.

The Board of Directors of AENZA S.A.A. reaffirms its commitment to the principles of truth, transparency and integrity, and to the corporate purpose of transforming realities and living conditions, promoting responsible development and facilitating citizen well-being.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: August 26, 2021